[LETTERHEAD OF PAUL HASTINGS LLP]

1(212) 318-6097

billbelitsky@paulhastings.com

April 26, 2019	91322.00040

VIA EDGAR

Ms. Lisa N. Larkin

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                             Morgan Stanley Portfolios, Series 30

(the “Trust”) (File Nos. 333-230382 and 811-22966)

Dear Ms. Larkin:

On behalf of Morgan Stanley Smith Barney LLC (the “Sponsor”), we are writing in response to the comments contained in the Staff’s comment letter dated April 16, 2019, as supplemented by a related telephone discussion with Mr. Vincent J. DiStefano on April 24, 2019, with respect to the above-referenced Trust. The Trust consists of one underlying unit investment trust portfolio, the Optimized Equity Dividend Strategy, Series 6.

The Registrant’s responses to your comments are reflected below. Corresponding revisions to the Trust’s registration statement will be reflected in the Trust’s pricing amendment, which is currently anticipated to be filed on or about Wednesday, May 1, 2019. Capitalized terms have the same meanings as in the Trust’s registration statement, unless otherwise indicated.

Prospectus

Page 4 - Principal Risk Factors

1. In the summary section, please list the sectors that are discussed in the non-summary section, which is on pages 17-24.

Response: The Trust’s pricing amendment for which the Sponsor will seek effectiveness will include updated sector risk disclosures in both the summary and non-summary sections of the Prospectus, reflecting the significant sector allocations and concentrations of the Trust’s final portfolio.

Page 15 — Hypothetical Performance Information

2. For clarity, please consider inserting “back-tested” after “hypothetical” throughout the registration statement.

Response: The disclosure has been revised in accordance with the above comment.

3. The back-tested performance must present average annual total returns for 1, 5 and 10 year periods or since the date of inception of the investment strategy. The date of “inception” for back-tested performance is the first date as of which the investment strategy is retroactively applied. The returns of an appropriate broad-based securities market index must also be disclosed as a comparison to the back-tested performance.

Response: The disclosure has been revised to include the investment strategy’s average annual total returns in accordance with the above comment.

4. Please include the following disclosure to accompany the back-tested performance presentation:

•                  Identity of the party who calculated back-tested performance.

•                  Whether or not a third party has verified or audited the back-tested performance information. If someone has done so, the Trust should identify the verifier/auditor and must file the consent of the verifier/auditor as an exhibit to the registration statement. See Rule 436 under the Securities Act of 1933.

•                  If applicable, that the back-tested performance reflects material market events which are not expected to be repeated.

Response: The disclosure has been revised to address each of the elements presented in the above comment.

5. Please confirm the following:

•                  The back-tested performance is shown only for periods during which the investment strategy was not used for actual accounts.

Response: As discussed by telephone on April 24, 2019, the hypothetical back-tested performance presented in the Trust’s registration statement begins with the investment strategy’s inception on January 1, 2006, and continuing through the most recent calendar year-end on December 31, 2018, and contemplates successive, twelve-month, calendar year investment periods, net of the full sales charge and estimated trust expenses (the “Format”).  Since a number of previous series of the Trust have been deposited at varying intervals since the first series of the Trust was reviewed and declared effective by the Commission staff on January 21, 2016, the time frame covered by the Format includes time periods during which investors purchased units of prior series of the Trust. However, for the reasons listed below, the Registrant believes that the Format is the preferred method for affording potential investors the opportunity to evaluate the historical performance of the objective strategy on which the Trust and its previous series rely.

•                  From an investor perspective, the presentation of actual performance of prior series of an objective strategy (such as that of the Trust) has its limitations.  Prior series of an objective strategy may have been deposited in intervals that would have made it impossible to reinvest redemption or termination proceeds from one series to the next. Conversely, to the extent that the life of a prior series overlaps with that of another series relying on the same objective strategy, there would be multiple performance figures covering overlapping timeframes. Due to the fifteen month duration typical of such trusts, comparisons of actual performance of a trust to that of a benchmark index for the same time period as the life of a trust would be unconventional and would virtually eliminate the opportunity for comparison against other objective strategies made available by other unit investment trust sponsors that present hypothetical back-tested performance in a manner consistent with the Format.

•                  The Format allows for the presentation of hypothetical back-tested performance of an objective unit investment trust strategy in a useful, straightforward and consistent manner from one registration statement of a series to the next, regardless of variations in the frequency or timing of previous deposits of series relating to the investment strategy. Since the Format allows for the presentation of hypothetical back-tested performance from a strategy’s inception on a long-term continuous basis through a recent point in time, investors and financial professionals benefit by having access to a more complete history of back-tested performance data of the strategy as opposed to that which would be available by presenting actual performance of prior series. The calendar year presentation of the Format also allows for simple comparison of an objective strategy’s hypothetical back-tested performance against that of an appropriate benchmark index.

•                  The Format reflects a practical approach to presenting hypothetical back-tested performance in a standardized manner that addresses the issues of the varied timing of trust deposits and terminations during the course of a calendar year, the typical fifteen month duration of such a trust as opposed to a twelve-month calendar year, the typical three month offering period of such a trust, and the varied timing and duration of investments that may be possible therein.

•                  The Format is consistent with how other unit investment trust sponsors have presented hypothetical back-tested performance for decades. The adoption of hypothetical back-tested performance presentations consistent with the Format by unit investment trust sponsors has given rise to a long-standing industry convention which ultimately allows for investors and financial professionals to compare hypothetical back-tested performance among objective unit investment trust strategies in a standardized manner, regardless of the deposit and termination history of trusts relating to a particular investment strategy.

•                  The back-tested performance is calculated based on readily available actual historical data and no assumptions are used to create the data inputs.

Response: Confirmed.

•                  The Trust maintains books and records of the information that substantiates the back-tested performance.

Response: Confirmed.

•                  The Trust has adopted policies and procedures (as required by Rule 38a-1 under the Investment Company Act of 1940 (“1940 Act”)) designed to prevent the Trust from violating Section 34(b) of the 1940 Act when the Trust discloses back-tested performance information in its registration statement.

Response: Confirmed.

•                  If the back-tested performance was created by someone other than the Trust’s adviser, the Trust’s policies and procedures are designed to verify the accuracy of subadviser or third-party-produced performance information.

Response: No unaffiliated entity created the back-tested performance information.

6. If an unaffiliated entity’s website includes back-tested performance for the Trust, please include a prominent heading stating that the performance (“before mm/dd/yyyy”, if both actual and back-tested performance is included) is back-tested performance. Please also include prominent disclosure that:

•                  No entity (e.g., account, adviser) achieved the back-tested performance shown.

•                  Going forward the performance may be materially different from the back-tested performance.

•                  The back-tested performance is based on criteria applied retroactively with the benefit of hindsight and knowledge of factors that may have positively affected the performance.

•                  If applicable, that the back-tested performance reflects material market events which are not expected to be repeated.

Response: No unaffiliated entity will present back-tested performance for the Trust, in any manner.

Page 20 — Financial Companies

7. Please consider whether the disclosure about “Brexit” should be updated.

Response: The disclosure has been revised in accordance with the above comment.

8. Please confirm that the undertaking to file reports under Instruction 3.3 of Form S-6 will be included along with the Trust’s pricing amendment for which the Sponsor will seek effectiveness.

Response: The Trust’s pricing amendment for which the Sponsor will seek effectiveness will include the undertaking to file reports under Instruction 3.3 of Form S-6.

It is currently anticipated that a pricing amendment of the Trust’s registration statement, which the Sponsor will request the Commission to declare effective, will be filed on the morning of Wednesday, May 1, 2019. Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above.  Thank you.

Sincerely,

/s/ Bill Belitsky

Bill Belitsky
for PAUL HASTINGS LLP

Enclosures